UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K

☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR For

Period Ended: September 30, 2021

 ☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

    ☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sipup Corporation

Full Name of Registrant

N/A

Former Name if Applicable

Hamenofim 10

Address of Principal Executive Office (Street and Number)

Herzelia, Israel

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant could not complete the filing of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, within the prescribed time period without unreasonable effort or expense. The principal reason for the delay in filing the Quarterly Report on Form 10-Q is the recently completed acquisition of VeganNation Services Ltd. (“VeganNation”), which closed on October 6, 2021. Additional time is needed for the Registrant and VeganNation to compile and complete all necessary financial information for the first combined period. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, Registrant will file its Quarterly Report on Form 10-Q no later than the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Isaac Thomas	305	999-5232
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported in the Registrant’s Current Report on Form 8-K filed on October 6, 2021, effective on September 30, 2021, the Registrant announced that it has closed the previously announced Share Exchange Agreement with VaganNation Services Ltd. (“VeganNation”), and the shareholders of VeganNation. Effective upon the closing of the Share Exchange Agreement, VeganNation became a subsidiary of the Registrant. The acquisition of VeganNation is treated as a reverse acquisition, and the business of VeganNation became the business of the Registrant. At the time of the reverse acquisition, Registrant was not engaged in any active business. The Registrant’s results of operations for the three and nine months ended September 30, 2021 will reflect the results of operations of VeganNation.

SIPUP CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2021	By:	/s/ Isaac Thomas
Isaac Thomas
	Title:	Chief Executive Officer

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